Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-164777

August 3, 2011

CLARION PARTNERS PROPERTY TRUST INC.

On July 27, 2011, Real Estate Finance & Investment, a weekly publication covering the real estate industry, published an article concerning Clarion Partners Property Trust Inc. (which we refer to as “our company” and, together with our company’s subsidiary, “we”, “our”, and “us”), the full text of which is reproduced below.

Clarifications and Corrections

Real Estate Finance & Investment is wholly unaffiliated with our company and none of our company, its sponsor, Clarion Partners, LLC, or any of their affiliates has made any payment or given any consideration to Real Estate Finance & Investment in connection with the article or any other matter published by Real Estate Finance & Investment concerning the company or its affiliates. The article was not prepared by us.

We believe it is appropriate to clarify or correct the information included in the article as described below:

1.             Referring to our company, the title and first paragraph of the article state that Clarion Partners is “preparing to launch” its first non-traded real estate investment trust, or REIT. The first paragraph also states that Clarion Partners “hopes to roll out the publicly registered REIT in the next three to six months.” Last, the third paragraph refers to the Company as a “planned REIT.” These statements require clarification because they inaccurately suggest that we have not yet commenced our initial public offering. Our Registration Statement on Form S-11 was declared effective by the Securities and Exchange Commission on May 16, 2011, at which point wecommenced our offering. However, to date, we have not accepted any subscriptions or sold any shares. Although we have commenced our initial public offering, we have not commenced our operations. As further described in our prospectus, we will commence our operations upon the conclusion of our escrow period, which will occur, if ever, when (1) we receive purchase orders for at least $10,000,000 (excluding purchase orders received from Pennsylvania investors) in any combination of purchases of Class A shares and Class W shares and (2) our board of directors has authorized the release to us of funds in the escrow account.

2.             In the third paragraph, the article states that “Clarion is targeting a portfolio of $750 million to $1 billion over the first three years.” As further described on page 28 of our prospectus, our offering is being made on a “best efforts” basis, meaning that our dealer manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, there may be no assurance that we will be able to raise any amount of offering proceeds over any period of time. As stated above, we have not accepted any subscriptions or sold any shares to date.

3.             The first and third paragraphs of the article describe our company as a “REIT.” As we previously disclosed, we intend to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31 of the year in which our escrow period concludes. We currently are not, and there may be no assurance that we will ever be, a REIT.

4.             In the second paragraph, the article states that “[e]arlier this month, Clarion completed a $100 million management buyout from ING in a partnership with Lightyear Capital.” To clarify, the term “Clarion,” when used throughout the article, refers to Clarion Partners, our sponsor, not our company, and the term “ING” refers to ING Groep N.V. As previously disclosed, Clarion Partners was acquired by its senior management with their financial partner, Lightyear Capital, LLC, or Lightyear Capital. As a result of the closing, which is described in our prospectus, a majority of the outstanding limited liability company interests of Clarion Partners Holdings, LLC, which owns all of the limited liability company interests in Clarion Partners, are owned by affiliates of Lightyear Capital.

5.             The third paragraph of the article incorrectly describes our investment strategy by stating that “[t]he planned REIT will invest in core properties in primary markets on the coasts, the Midwest and Southern U.S.” We have not disclosed any such geographic limitation on our investment strategy. As previously disclosed, we will select investments across property types and geographic regions and metropolitan areas. In general, we will seek to invest in properties in well-established locations within large metropolitan areas with the potential for above-average population or employment growth. In addition, we may also invest a portion of our portfolio in assets other than properties, including real estate related assets. Real estate related assets may include the common and preferred stock of publicly-traded real estate related companies, preferred equity interests, mortgage loans and other real estate related equity and debt instruments. Upon completion of our ramp-up period, we expect that up to 25% of our overall portfolio may be invested in real estate related assets.

Real Estate Finance & Investment

The newsweekly of the commercial property and capital markets

CLARION PARTNERS TO LAUNCH NON-TRADED REIT

7/27/2011

Clarion Partners is preparing to launch its first non-traded real estate investment trust, Clarion Partners Property Trust.

-                 Graham Bippart

Clarion Partners is preparing to launch its first non-traded real estate investment trust, Clarion Partners Property Trust. The New York-based investment management company is in the pre-launch phase and hopes to roll our the publicly registered REIT in the next three to six months. “It’s clear that real estate is an asset class that has been well-received by the public as an alternative investment with attractive characteristics such as less volatility and low correlation with stocks and bonds,” said Stephen Cordes, managing director.

Earlier this month, Clarion completed a $100 million management buyout from ING in a partnership with Lightyear Capital. Clarion, which has invested via a series of private equity funds and separate accounts, is focusing on broadening its investor base from its traditional group of institutional investors. “We’ve been taking our core competency and moving into different distribution channels,” said Stephen Furnary, ceo.

The planned REIT will invest in core properties in primary markets on the coasts, the Midwest and Southern U.S. Clarion is targeting a portfolio of $750 million to $1 billion over the first three years. In addition to acquisitions, it would also make preferred equity and debt-to-equity plays. The REIT will be managed by its ceo, Ed Carey. Broadly, Clarion has been making low-leverage acquisitions of less than 50% loan-to-value in all asset types with a focus on core investments. Activity has been mainly in coastal markets, Furnary said. Clarion’s portfolio consists of 1,200 properties nationwide.

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Clarion Partners Property Trust Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Clarion Partners Property Trust Inc. has filed with the SEC for more complete information about Clarion Partners Property Trust Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Clarion Partners Property Trust Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-877-999-REIT (7348).